                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. _________)*


                              The Registry, Inc.
        _______________________________________________________________
                               (Name of Issuer)


                     Common Stock, no par value per Share
        _______________________________________________________________
                        (Title of Class of Securities)


                                   75913U101
                         _____________________________
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO.  75913U101                  13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      G. Drew Conway
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Massachusetts
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                          SOLE VOTING POWER
                     5
     NUMBER OF
                          7,697,560 shares**
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             ----
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          7,697,560 shares**
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          ----
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      7,697,560 shares**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      61.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

      IN
------------------------------------------------------------------------------


** Mr. Conway is the direct owner of 7,695,160 shares of The Registry, Inc.
(the "Company") common stock, no par value per share (the "Common Stock") and the indirect owner of 2,400 shares of the Company's Common Stock. The Shares indirectly held by Mr. Conway are owned either by his children or in various trusts for whom his children are the sole beneficiaries Mr. Conway disclaims beneficial ownership of 2,400 shares held by his children, and this report shall not be deemed an admission that Mr. Conway is the beneficial owner of such securities for purpose of Section 16 under the Securities Exchange Act of 1934, as amended.



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SCHEDULE 13G
------------


Item 1(a) Name of Issuer:
                  The Registry, Inc.

     1(b) Address of Issuer's Principal Executive Offices:
                  189 Wells Ave.
                  Newton, MA  02159

Item 2(a) Name of Person Filing:
                  G. Drew Conway

     2(b) Address of Principal Business Office or, if none,
                  Residence:
                  c/o The Registry, Inc.
                  189 Wells Ave.
                  Newton, MA  02159

     2(c) Citizenship:
                  Massachusetts

     2(d) Title of Class of Securities:
                  common stock, no par value per share

     2(e) CUSIP Number:
                  75913U101

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):
                  Not Applicable

Item 4(a) Amount beneficially owned:
                  7,697,560 shares**

     4(b) Percent of Class:
                  61.1%

     4(c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:
                  7,697,560 shares**

          (ii) shared power to vote or to direct the vote:
                  _________


                               Page 3 of 5 pages
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          (iii) sole power to dispose or to direct the disposition of:
                   7,697,560 shares**

          (iv)  shared power to dispose or to direct the disposition of:
                  ________

Item 5    Ownership of Five Percent or less of a Class:
                  Not Applicable.

Item 6    Ownership of more than Five Percent on behalf of another person:
                  Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                  Not Applicable.

Item 8    Identification and Classification of Members of the Group:
                  Not Applicable.

Item 9    Notice of Dissolution of Group:
                  Not Applicable.

Item 10   Certification:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

** Mr. Conway is the direct owner of 7,695,160 shares of The Registry, Inc.
(the "Company") common stock, no par value per share (the "Common Stock") and the indirect owner of 2,400 shares of the Company's Common Stock. The Shares indirectly held by Mr. Conway are owned either by his children or in various trusts for whom his children are the sole beneficiaries. Mr. Conway disclaims beneficial ownership of 2,400 shares held by his children, and this report shall not be deemed an admission that Mr. Conway is the beneficial owner of such securities for purpose of Section 16 under the Securities Exchange Act of 1934, as amended.


                               Page 4 of 5 pages
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     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                       /s/ G. Drew Conway
                                   By:---------------------------
                                       Name: G. Drew Conway



February 14, 1997


                               Page 5 of 5 pages